SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NICHOLAS FINANCIAL, INC.*

(Name of Subject Company (Issuer))

NICHOLAS FINANCIAL, INC. *

NICHOLAS FINANCIAL, INC. *

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

65373J209

(CUSIP Number of Class of Securities)

Ralph T. Finkenbrink

President & Chief Executive Officer

Nicholas Financial, Inc.

2454 McMullen Booth Road, Building C

Clearwater, Florida 33759

(727)726-0763

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Todd B. Pfister, Esq.

Foley & Lardner LLP

321 North Clark Street, Suite 2800

Chicago, Illinois 60654

(312)832-4500

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$70,000,000	$8,134

*	The Issuer, Nicholas Financial, Inc., is a British Columbia, Canada corporation. The Offeror, Nicholas Financial, Inc., is a Florida corporation and an indirect wholly-owned subsidiary of the Issuer.

(1)	This amount is based upon the purchase of 4,713,804 Common shares, no par value, of the Issuer at a price of $14.85 per share in cash.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,134	Filing Party: Nicholas Financial, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 10, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

    If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Nicholas Financial, Inc., a British Columbia, Canada corporation (the “Company”), and its wholly-owned indirect subsidiary, Nicholas Financial, Inc., a Florida corporation (“NFI-Florida” and, together with the Company, “Nicholas”), on February 10, 2015, as amended on March 3, 2015 and March 16, 2015 (the “Schedule TO”), in connection with the offer by NFI-Florida to purchase up to $70.0 million (but not less than $50.0 million) in value of Common shares, no par value per share (the “Shares”), of the Company, at a price not greater than $15.60 nor less than $14.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2015, as supplemented on March 3, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(i)(vi). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended and/or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph to the end thereof:

“The Offer expired at 5:00 p.m., New York City time, on March 13, 2015. Nicholas accepted for purchase an aggregate of 4,713,804 Shares, at a purchase price of $14.85 per Share, for an aggregate cost of approximately $70.0 million, excluding fees and expenses relating to the Offer. These Shares represent approximately 38.0% of the total number of Shares outstanding as of March 17, 2015.”

Item 11.	Additional Information.

Item 11 of Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On March 19, 2015, Nicholas issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on March 13, 2015. A copy of such press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv)	Press Release announcing the final results of the Offer, dated March 19, 2015

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2015	NICHOLAS FINANCIAL, INC. (as “Issuer”)

	By:	/s/ Ralph T. Finkenbrink
Ralph T. Finkenbrink
President and Chief Executive Officer

NICHOLAS FINANCIAL, INC. (as “Offeror”)

	By:	/s/ Katie L. MacGillivary
Katie L. MacGillivary
Vice President

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Purchase, dated February 10, 2015

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)**	Supplement to Offer to Purchase, dated March 3, 2015

(a)(5)(i)*	Press release announcing the commencement of the Offer, dated February 10, 2015

(a)(5)(ii)*	Communication to Employees of the Company, dated February 10, 2015

(a)(5)(iii)***	Press release announcing the preliminary results of the Offer, dated March 16, 2015

(a)(5)(iv)****	Press release announcing the final results of the Offer, dated March 19, 2015.

(b)(1)*****	Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.

(b)(2)*****	Amendment No. 1 dated as of September 1, 2011, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and the Lender party thereto.

(b)(3)*****	Amendment No. 2 dated as of December 21, 2012, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and the Lender party thereto.

(b)(4)*****	Amendment No. 3 dated as of November 14, 2014, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and the Lender party thereto.

(b)(5)*****	Amendment No. 4, dated January 30, 2015, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.

(d)(1)*****	Nicholas Financial, Inc. Employee Stock Option Plan

(d)(2)*****	Nicholas Financial, Inc. Non-Employee Director Stock Option Plan

(d)(3)*****	Summary of Fiscal 2014/2015 Annual Incentive Programs

(d)(4)*****	Nicholas Financial, Inc. Equity Incentive Plan

(d)(5)*****	Form of Nicholas Financial, Inc. Equity Incentive Plan Stock Option Award

(d)(6)*****	Form of Nicholas Financial, Inc., Inc. Equity Incentive Plan Restricted Stock Award

(d)(7)*****	Form of Nicholas Financial, Inc. Equity Incentive Plan Performance Share Award

(d)(8)*****	Employment Agreement (as Amended and Restated), dated June 30, 2014, between Nicholas Financial, Inc. and Ralph T. Finkenbrink, President and Chief Executive Officer

(d)(9)*****	Employment Agreement, dated June 30, 2014, between Nicholas Financial Inc. and Kevin D. Bates, Senior Vice President – Branch Operations

(g)	None.

(h)	None.

*	Previously filed with Schedule TO on February 10, 2015.
**	Previously filed with Amendment No. 1 to Schedule TO on March 3, 2015.
***	Previously filed with Amendment No. 2 to Schedule TO on March 16, 2015.
****	Filed herewith.
*****	Previously incorporated by reference in Schedule TO filed on February 10, 2015.

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